Baker & McKenzie LLP Two Embarcadero Center, 11th Floor San Francisco, CA 94111-3802 United States Tel: +1 415 576 3000 Stephen J. Schrader Tel: +1 415 576 3028 Stephen.Schrader@bakermckenzie.com
November 7, 2013

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

RE:	PLX Technology, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 25, 2013
File No. 1-25699

Dear Ms. Kim:

At the request of and on behalf of our client, PLX Technology, Inc., a Delaware corporation, ("PLX") or the "Company"), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated November 6, 2013 (the "Comment Letter"), with respect to the above-referenced filing.  For ease of reference, the text of the Staff's comments is set forth in this letter in italics with the response immediately following each italicized comment.  Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

    Revised Preliminary Proxy Statement

1. We note that Potomac Capital is seeking to elect five directors, which would constitute a majority of the board. If applicable, please revise to describe any financial consequences to the company, including whether the election of all five of Potomac Capital’s nominees would trigger any change of control provisions in any material agreements.

Response:
In response to this comment, we would propose adding the following disclosure at the end of the “Q&A” section or on or about page 9 of the proxy:

"Are there are any material financial consequences under any material agreements to which PLX is a party, if our stockholders approve a number of Potomac director nominees that constitutes a majority of our board of directors?

Potomac is currently proposing five (5) director nominees for election to our eight (8) person board of directors.

In September 2011, PLX entered into a credit agreement with a local commercial bank, which agreement was filed as an exhibit to our Form 10-Q for the quarter ended September 30, 2011.  There is approximately $6.8 million indebtedness outstanding under that agreement as of September 30, 2013.  Among other covenants, PLX agrees not to permit or suffer a “Change in Control.”  A violation of that covenant would be an event of default and permit the bank to demand full repayment of outstanding indebtedness.

If our stockholders approve the election of director nominees who are not currently incumbent directors, and if those non-incumbent nominees then become a majority of the board of directors, such event would be a prohibited “Change in Control,” unless these new directors have been approved by a vote of not less than two-thirds of the currently incumbent directors.

In light of Delaware case law that has discussed the duties of directors in this context and other considerations, our board of directors expects that, prior to the Annual Meeting, and solely for purposes of the credit agreement described above, it will formally act by at least a two-thirds vote to approve all directors duly nominated by Potomac and duly elected by our stockholders at the Annual Meeting for purposes of the “Change in Control” definition described above.  On that basis, we believe that the election of directors at our Annual Meeting should not constitute an event of default under the credit agreement described above, whether or not the Potomac nominees ultimately represent a majority of the board.

Nothing set forth above or in the incumbent board’s approval of Potomac nominees solely for purposes of the credit agreement implies that our directors or management otherwise endorse or approve of the Potomac nominees.  We believe that applicable Delaware law would permit us to disapprove of the Potomac nominees in the context of the credit agreement only where “. . . the proposed new board consists of “known looters” or persons of suspect integrity.  Or, the insurgent slate could have plans for the company posing a genuine and specific threat to the corporation and its ability to honor its obligations to its creditors that prevent the incumbent board from approving them in good conscience for [purposes of the credit agreement].”  Kallick v. Sandridge Energy, Inc., Delaware Court of Chancery, C.A. No. 8182-CS, decided March 8, 2013, at p. 30.  Although our board strongly disagrees with the Potomac plan to gain control of our board and other Potomac positions and proposals, our board is not aware of any facts that would entitle our board under Delaware law to disapprove the Potomac nominees for purposes of the credit agreement.

At the end of the “Executive Compensation” section of this proxy statement, we discuss the potential payments upon a change in control under the PLX Severance Plan for executive management.  Under that plan, benefits are payable to the executive officers under “double trigger” conditions if (1) there is a change in control of PLX and (2) within two (2)

Securities and Exhange Commission
November 7, 2013

years after the change in control (plus any applicable cure period), the participant’s employment is terminated (a) by the participant’s employer other than for cause, or (b) by the participant for good reason, as these various terms are defined in the PLX Severance Plan and also quoted in that discussion in this proxy statement.  Therefore, if Potomac’s nominees should constitute a majority of the directors as a result of the election at the Annual Meeting, that event will constitute a change in control for this purpose.  However, that circumstance alone (Potomac gaining a majority of the board) will not trigger benefits under this plan.  Nevertheless, subsequent actions referred to under clause (2) above, could trigger these benefits.  Our board believes this is an appropriate outcome under applicable Delaware law and other considerations to protect our management in light of a possible change in the board composition that could lead to employment termination described in the plan."

*  *  *  *  *

In connection with these responses to the Staff's comments, PLX acknowledges that:

•	PLX is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PLX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's review of PLX's filing.  If you have any questions regarding the Amended Filing or these responses, please feel free to contact me at (415) 576-3028.  Facsimile transmissions may be sent to me at (415) 576-3099.

Securities and Exhange Commission
November 7, 2013

Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader

cc:           David Raun, CEO PLX Technology, Inc.
Arthur O. Whipple, CFO PLX Technology, Inc.
Keith F. Gottfried, Esq., Alston & Bird LLP

Securities and Exhange Commission
November 7, 2013